UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

API Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00187E104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00187E104                                          13G/A                                                                Page 2 of 9

1.

NAME OF REPORTING PERSONS

GMP Diversified Alpha Master Fund, Ltd.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

592,509

6.  SHARED VOTING POWER

None.

7. SOLE DISPOSITIVE POWER

592,509

8. SHARED DISPOSITIVE POWER

None.

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,509

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2%

12.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 00187E104                                          13G/A                                                                Page 3 of 9

1.

NAME OF REPORTING PERSONS

GMP Investment Management L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

592,509

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

592,509

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,509

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2%

12.

TYPE OF REPORTING PERSON

IA/PN

CUSIP NO. 00187E104                                          13G/A                                                                Page 4 of 9

1.

NAME OF REPORTING PERSONS

GMP Diversified Alpha Master Fund, Ltd. Star Trust

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

592,509

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

592,509

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,509

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2%

12.

TYPE OF REPORTING PERSON

OO

Item 1.

(a)

Name of Issuer:   API Technologies Corp.

(b)

Address of Issuer's Principal Executive Offices:

2300 Yonge Street, Suite 1710
Toronto, Ontario, Canada  M4P 1E4

Item 2.

(a)

Names of persons filing:  See Cover Pages, Item 1.

(b)

Address of Principal Business Office or, if none, Residence:

GMP Investment Management L.P.

145 King Street West, Suite 400

Toronto, Ontario M5H 1J8

(c)

Citizenship:  See Cover Pages, Item 4.

(d)

Title of class of Securities:   Common Stock, par value $0.001 per share (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(e)

CUSIP No.:   00187E104

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Pages, Items 5 through 11.

The aggregate amount of Common Stock beneficially owned by the Reporting Persons (as defined below) is comprised of Common Stock, shares of Common Stock issuable upon exercise of warrants to acquire Common Stock, and shares of Common Stock issuable upon conversion of certain securities of the Issuer that are convertible into, or exercisable for, Common Stock within 60 days of the date hereof. The percentage of shares of Common Stock is calculated based upon 30,201,003 shares of Common Stock outstanding as of December 31, 2010, as reported by the Issuer in Schedule 14F-1 dated January 24, 2011 (filed with the Securities and Exchange Commission on January 24, 2011), plus 350,456 shares of Common Stock issuable upon exercise by the Reporting Persons of warrants to acquire Common Stock and shares of Common Stock issuable upon conversion of certain securities of the Issuer held by the Reporting Persons as such securities are convertible into, or exercisable for, Common Stock within 60 days of the date hereof.

The securities reported in this Schedule 13G/A are held by GMP Diversified Alpha Master Fund, Ltd. (the “Master Fund”).  GMP Investment Management L.P. is the manager and investment adviser of the Master Fund.  GMP Diversified Alpha Master Fund, Ltd. Star Trust (“Star Trust”) holds all of the voting shares of the Master Fund.  Pursuant to an investment advisory agreement, GMP Investment Management L.P. is responsible for the investment management of the Master Fund.  The Master Fund, GMP Investment Management L.P., and Star Trust are collectively referred to as the “Reporting Persons” in this Schedule 13G/A.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, each of the undersigned certifies that, to the best of its individual knowledge and belief, the securities referred to above were not acquired, and are not held, for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: February 14, 2011

GMP DIVERSIFIED ALPHA MASTER FUND LTD.

By:

/s/Abali Hollett

Name:

Abali Hoilett

Title:

Director

GMP INVESTMENT MANAGEMENT L.P.

By:

GMP Investment Management G.P. Corp.,

its General Partner

By:

/s/Jason Marks

Name:

Jason Marks

Title:

CEO and Managing Partner

WALKERS FUND SERVICES LIMITED, IN ITS CAPACITY AS TRUSTEE OF GMP DIVERSIFIED ALPHA MASTER FUND, LTD. STAR TRUST

By:

/s/Michelle Wilson-Clarke

Name:

Michelle Wilson-Clarke

Title:

Authorised Signatory

INDEX TO EXHIBITS

EXHIBIT A

Agreement of Reporting Persons

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agree to file jointly this Schedule to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to this Schedule, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 14, 2011

GMP DIVERSIFIED ALPHA MASTER FUND, LTD.

By:

/s/Abali Hollett

Name:

Abali Hoilett

Title:

Director

GMP INVESTMENT MANAGEMENT L.P.

By:

GMP Investment Management G.P. Corp.,

its General Partner

By:

/s/Jason Marks

Name:

Jason Marks

Title:

CEO and Managing Partner

WALKERS FUND SERVICES LIMITED, IN ITS CAPACITY AS TRUSTEE OF GMP DIVERSIFIED ALPHA MASTER FUND, LTD. STAR TRUST

By:

/s/Michelle Wilson-Clarke

Name:

Michelle Wilson-Clarke

Title:

Authorised Signatory